Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Year ended December 31,
	1999	2000	2001	2002	2003

Consolidated pretax income[1]	$109,336	$134,840	$218,336	$309,340	$396,217
Share of distributed income of 50%-or-less-owned affiliates, net of equity pickup	(263)	(163)	(26)	(2,689)	94
Amortization of capitalized interest	19,027	27,581	31,878	32,162	38,263
Interest[1]	52,764	62,610	62,571	49,086	55,211
Less interest capitalized during the period	(24,397)	(34,105)	(31,675)	(39,695)	(42,602)
Net amortization of debt discount and premium and issuance expense	33	—	—	—	—
Interest portion of rental expense	4,522	6,065	7,190	6,679	5,973

EARNINGS	$161,022	$196,828	$288,274	$354,883	$453,156
Interest[1]	$52,764	$62,610	$62,571	$49,086	$55,211
Net amortization of debt discount and premium and issuance expense	33	—	—	—	—
Interest portion of rental expense	4,522	6,065	7,190	6,679	5,973

FIXED CHARGES	$57,319	$68,675	$69,761	$55,765	$61,184
Ratio of earnings to fixed charges	2.81	2.87	4.13	6.36	7.41
Ratio before reclassification of costs associated with the early extinguishment of debt[1]	2.81	2.87	4.61	6.36	7.41

1 The Company adopted the provisions of SFAS 145, with respect to the rescission of Statement 4, in the third quarter of 2002. As a result, $7.2 million of costs associated with the early extinguishment of long-term debt, previously classified as an extraordinary item in 2001, are currently included in homebuilding interest expense. Accordingly, the effect of such reclassification has been reflected in the computation of the 2001 ratio.